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Our Ref: 22277-00002

July 23, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

BEST AVAILABLE COPY

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Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
AUG 0 1 2007
THOMSON
FINANCIAL

Partners | Baltar Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanbing Timothy Li
Consultants | Charles W. Allen, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Jason T. Elder (New York)*, Allen C. Kim (California)*, Dohyong Kim (New York)*
G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)*, Scott D. Peterman (New York)*

* Partner of Sidley Austin LLP
* Foreign Legal Consultant / Legal Counsel

HK1 410385v.9

7/31

File No. 82-34696



News Release

COSL commences construction of five 6,500-brake-horsepower marine support vessels

(20 July 2007 ? Hong Kong) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883.HK) announced today its five new S-typed 6,500-brake-horsepower marine support vessels were being constructed by Guangzhou Huangpu Shipbuilding Company Ltd. which indicates commencement of its ship-building project for 18 marine support vessels.

The Decision of constructing the five new S-typed -6,500-brake-horsepower marine support vessels, which are included in the 18 marine support vessels in the ship-building project, was made based on both the existing customer demand and an effective forecast of the coming market trend. After a stringent open tendering process, Guangzhou Huangpu Shipbuilding Company was finally awarded the construction works contact. All the vessels are expected to be put into operation by April, 2009.

"The shipbuilding project for 18 marine support vessels" is an important milestone for COSL to upgrade its equipment and technical standards, to enhance its competitiveness and to realize its international development goals, which is an important strategy to transform COSL into a first-class international oilfield services company. In addition, building new marine support vessels will not only improve the age structure of vessels in COSL, but also further strengthen its capacity to meet the increasing market demand.

Background Information about the Company

COSL ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at March 31, 2007, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the

largest and most diverse fleets in offshore China, including 70 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained ISM (International Safety Management) certifications, and has established and executed QHSE management system according to the ISO 9000, ISO 14000 and OHSAS management standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Yvonne Lee
Tel: 2136 6182/ 2136 6176/ 2136 6118
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ Yvonne.lee@iprogilvy.com


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©Copyright 2006-2007,China Oilfield Services Limited. Legal Disclaimer

File No. 82-34696

COSL



News Release

COSL Announces Unaudited Operational Data for the First Half of 2007

(20 July 2007 ? Hong Kong) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883.HK) announced today its unaudited operational statistics for the first six months ended 30 June 2007.

During the year 2007, oil and gas exploration and development activities in offshore China have remained vibrant resulting in supply of drilling rigs and related services fell short of demand. The drilling services of the Company have maintained strong momentum throughout the period. For the six months ended 30 June 2007, the average utilization rate for drilling rigs of COSL in terms of available days reached 100.0%, remaining at the same level as the corresponding period last year. In terms of calendar days, the average utilization rate was 97.9%, representing an increase of 10.3% over the corresponding period of the previous year. In the first half of 2007, operating days for drilling rigs increased by 434 days or 19.5% to 2,658 days over the corresponding period last year, whereas that for jack-up rigs increased by 350 days or 19.7% when compared with last year. The above changes were mainly attributable to the commencement of operation of the new 400-feet jack-up rig "COSL941" in June last year, leading to an increase of operating days by 176 days. Moreover, maintenance days for jack-up rigs decreased by 174 days during the period. The operating days of semi-submersibles increased by 84 days or 18.9% as compared to the previous year, as maintenance days of semi-submersibles dropped 84 days.

For its well workover business, the Company operated for 7,610 team-days, posting an increase of 24.5% from 6,112 team-days in the same period of 2007. Such an increase was mainly attributable to the additional well workover construction projects as well as operations of sidetrack drilling and adjustment wells in PRC.

In the first half of the year, 3 of the 4 module rigs constructed by COSL for Pemex, an oil company in Mexico, have started to operate and collect fee in dayrate. Currently, the module rigs operate effectively and receive high recognition from the client.

COSL achieved new breakthroughs in the overseas market with its well services in the first half of 2007. In February 2007, COSL entered into a contract with The PNOC Energy Development Corporation ("PNOC-EDC"), regarding the cementing operation for LIHIR ("LIHIR") in Papua New Guinea. The contract was executed and commenced operation in June.

During the first half of 2007, COSL recorded the following operating datum of well services: the Company provided logging and directional drilling to 462 wells and 248 wells respectively, representing a year-on-year increase of 32.0% and 145.5%. The enlarged operation volume of directional drilling was mainly attributable to the operation of NH2 which was deployed to

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Utility Vessels	808	792	2.0%
Vessel Utilization Rate			
(Available Day)	**99.5%**	**98.4%**	**1.1%**
Standby Vessels	100.0%	99.5%	0.5%
AHTS Vessels	100.0%	98.0%	2.0%
PSV Vessels	100.0%	99.8%	0.2%
Utility Vessels	93.1%	89.9%	3.2%
Vessel Utilization Rate			
(Calendar Day)	**94.3%**	**94.6%**	**-0.2%**
Standby Vessels	94.9%	95.5%	-0.6%
AHTS Vessels	93.6%	93.0%	0.6%
PSV Vessels	97.5%	98.6%	-1.1%
Utility Vessels	89.2%	87.5%	1.7%

Geophysical Services	As at 30 June 2007	As at 30 June 2006	Change (%)
2D Seismic Data			
Data Acquisition (km)	22,912	30,229	-24.2%
Data Processing (km)	6,157	3,035	102.9%
3D Seismic Data			
Data Acquisition (km^2)	5,691	3,494	62.9%
Data Processing (km^2)	2,637	1,296	103.5%

Background Information about the Company

COSL ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30, 2007, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 70 support vessels and five oil tankers, three chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained ISM (International Safety Management) certifications, and has established and executed QHSE management system according to the ISO 9000, ISO 14000 and OHSAS management standards.

For further enquires, please contact:

Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam/ Antonia Au
Tel: 2136 6182/ 2136 6176
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com


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©Copyright 2006-2007,China Oilfield Services Limited. Legal Disclaimer

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